Offer to Purchase for Cash
                                       by
                       HOLLYWOOD ENTERTAINMENT CORPORATION

                   Up to 16,818,181 Shares of its Common Stock
                                       at
                              $11.00 Net Per Share


                THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
    WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, JANUARY 23, 1998,
                          UNLESS THE OFFER IS EXTENDED.

     Hollywood Entertainment Corporation, an Oregon corporation (the "Company"), is offering to purchase up to 16,818,181 shares (the "Shares") of its common stock ("Common Stock") at $11.00 per Share, net to the seller in cash, (the "Offer Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     THIS OFFER IS CONDITIONED UPON A MINIMUM OF 8,045,454 SHARES BEING PROPERLY TENDERED AND NOT WITHDRAWN AND IS SUBJECT TO CERTAIN OTHER CONDITIONS INCLUDING RECEIPT BY THE COMPANY OF PROCEEDS OF THE FINANCING DESCRIBED HEREIN. SEE "INTRODUCTION," SECTION 8 - "SOURCE AND AMOUNT OF FUNDS" AND SECTION 12 - "CERTAIN CONDITIONS OF THE OFFER."

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THIS OFFER. NEITHER THE BOARD OF DIRECTORS NOR THE COMPANY, HOWEVER, MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     The Company's Board of Directors has determined that current financial market conditions, including recent trading prices of the Common Stock, make this an attractive time to repurchase a significant number of shares of Common Stock, taking into account the increased debt leverage, related interest and financing costs thereof and financial and operating constraints associated with the financing required to fund the Offer. In particular, the Board of Directors of the Company believes the purchase of Shares at this time (i) furthers the Company's goal of seeking to increase shareholder value per share in the long term and (ii) provides shareholders the opportunity to sell their Shares at a premium to recent market prices without paying associated transaction costs. See "Introduction," Section 8 - "Source and Amount of Funds" and Section 9 - "The Purpose of the Offer; Certain Effects of the Offer."

     The Common Stock is traded principally in the over-the-counter market and is reported on the Nasdaq National Market ("NNM") under the symbol "HLYW." On December 5, 1997, the last trading day prior to the announcement by the Company that it was considering the Offer at a price of $11.00 per share, the last sale price per share of Common Stock reported on the NNM was $9.375. On

December 22, 1997, the last trading day before the Company announced its intention to commence the Offer, the last sale price per share of Common Stock as reported on the NNM was $9.50.

     SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK. SEE SECTION 6 - "PRICE RANGE OF THE COMMON STOCK; CASH DIVIDENDS."

                      (cover continued on following page)

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                           --------------------------

                     The Information Agent for the Offer is:

                            Georgeson & Company, Inc.

December 23, 1997

                                    IMPORTANT

     Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature guaranteed if required by Instruction 1 to the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or such manually executed facsimile) or transmit an Agent's Message as defined in Section 3 in connection with any book entry transaction and any other required documents to Continental Stock Transfer and Trust Company, who is acting as the depositary (the "Depositary") in connection with the Offer, and either deliver the stock certificates representing the tendered Shares and any other required documents to the Depositary or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 - "Acceptance for Payment and Payment for Shares," or (2) request such shareholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders with Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if they desire to tender Shares so registered.

     If a shareholder desires to tender Shares and such shareholder's certificates for such Shares are not immediately available, or the procedures for book-entry transfer cannot be completed on a timely basis, or time will not permit all documents to reach the Depositary prior to the Expiration Date (as defined in Section 1 - "Terms of the Offer; Expiration Date"), such shareholder may tender such Shares by following the procedures for guaranteed delivery set forth in Section 2 - "Acceptance for Payment and Payment for Shares."

     Questions and requests for assistance may be directed to the Information Agent (as defined herein) at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                                TABLE OF CONTENTS

                                                                            Page

INTRODUCTION...................................................................5

THE OFFER  ...................................................................13
          1.   Terms of the Offer; Expiration Date............................13
          2.   Acceptance for Payment and Payment for Shares..................15
          3.   Procedure for Tendering Shares.................................16
          4.   Withdrawal Rights..............................................20
          5.   Certain Federal Income Tax Consequences........................21
          6.   Price Range of Common Stock; Cash Dividends....................24
          7.   Certain Information Concerning the Company.....................25
          8.   Source and Amount of Funds.....................................40
          9.   The Purpose of the Offer; Certain Effects of the Offer.........43
          10.  Transactions and Arrangements Concerning the Common Stock......45
          11.  Effect of the Offer on the Market for the Common Stock;
               Registration Under the Exchange Act............................47
          12.  Certain Conditions of the Offer................................47
          13.  Certain Legal Matters; Regulatory Approvals....................50
          14.  Fees and Expenses..............................................50
          15.  Miscellaneous..................................................50

                           Forward-Looking Statements

     Statements in this Offer to Purchase concerning the Company's planned expansion, financial resources and projected financial information include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. Factors that could adversely affect financial resources, planned expansion and projected financial information include, but are not limited to, competitive factors (including increased competition and price pressures), technological developments affecting the video retail industry, changes in the release and marketing of movies, the quality and availability of movies for rental or sale, the ability of the Company to finance the opening of new stores, the ability of the Company to hire and retain qualified personnel and manage a growing business, the ability of the Company to identify and obtain new store sites in attractive locations and on favorable terms, seasonality, weather and general economic conditions. The Company's planned expansion and financial resources may also be adversely affected by indebtedness incurred in connection with this Offer, prior issuances of debt securities and other credit facilities. Some of these risks and uncertainties are described in Section 7 - "Certain Information Concerning the Company - Certain Considerations."

To the Holders of Common Stock of Hollywood Entertainment Corporation:

                                  INTRODUCTION

General

     Hollywood Entertainment Corporation, an Oregon corporation (the "Company" or "Hollywood Entertainment"), is offering to purchase up to 16,818,181 shares (the "Shares") of its Common Stock (the "Common Stock") at $11.00 per Share, net to the seller in cash, (the "Offer Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     To finance the Offer, the Company has entered into a commitment letter, dated as of December 23, 1997, (the "Commitment Letter") from GS Mezzanine Partners, L.P. and GS Mezzanine Partners Offshore, L.P. (collectively, the "Purchasers"), which are investment funds affiliated with Goldman, Sachs & Co., pursuant to which the Purchasers have committed, subject to the terms and conditions set forth in the Commitment Letter, to purchase for cash at the face amount thereof up to $200 million principal amount of pay-in-kind notes (the "Notes") of the Company. (The issuance of the Notes is hereinafter referred to as the "Financing.") To facilitate the Financing, the Company will adopt a holding company structure, and it will transfer all of its existing assets, liabilities (other than the Notes) and business to a newly formed, wholly owned subsidiary (the "Operating Subsidiary"). The only asset of Hollywood Entertainment, as the holding company (the "Holding Company"), will be its ownership of all of the outstanding capital stock of the Operating Subsidiary. Included among the liabilities to be assumed by the Operating Subsidiary are the Company's existing obligations with respect to its $200 million principal amount of 10 5/8% Senior Subordinated Notes (the "Senior Notes") and the obligations under its $300 million Revolving Credit Agreement dated as of September 5, 1997 (the "Credit Agreement"). (After the transfer, the Holding Company will remain liable for the payment of principal of and interest on the Senior Notes.) See
Section 9 - "The Purpose of the Offer; Certain Effects of the Offer."

     The Company's Board of Directors has determined that current financial market conditions, including recent trading prices of the Common Stock, which the Company believes have been adversely affected by concerns about the future of the video retail industry generally, make this an attractive time to repurchase a significant number of shares of Common Stock. The Board made this determination taking into account, among other things, increased debt leverage and resulting increased interest and financing costs and financial and operating constraints associated with the borrowing required to fund the Offer, together with additional dilution associated with issuance to the Purchasers of warrants to purchase between 1.25 million and 2.25 million shares of Common Stock in connection with the Financing. See Section 8 - "Source and Amount of Funds." In particular, the Board of Directors believes the purchase of Shares at this time, although substantially dilutive to book value and earnings per share on a pro forma basis as of and for the periods ended December 31, 1996 and September 30, 1997, as described in Section 7 - "Certain Information Concerning the Company - Certain Financial Information," and projected to be dilutive to earnings per share for one year, (i) furthers the Company's long term goal of seeking to increase shareholder value by creating the opportunity, after at least one year, for increases in earnings per share as the result of the reduction in the number of shares of Common Stock outstanding and (ii) provides shareholders the opportunity to sell Shares at a premium to recent market prices without having to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Although the purchase of Shares is projected to be dilutive to earnings per share for one year, the Company expects the Offer to be cash flow accretive on a per share basis immediately.

     At November 30, 1997, Mark J. Wattles, Chairman and Chief Executive Officer of the Company, was the beneficial owner of 11,124,600 shares of Common Stock, representing approximately 30.2% of the 36,786,346 shares issued and outstanding at that date. It is a condition to the completion of the Financing that Mr. Wattles not tender any of his shares of Common Stock pursuant to the Offer. As a result, if the Offer is completed, his percentage ownership of the shares of Common Stock outstanding (before giving effect to shares of Common Stock issuable upon exercise of outstanding employee stock options and the warrants issued to the Purchasers in connection with the Financing) will increase to between approximately 39% and 56%, depending on the number of Shares purchased in the Offer. Because the Offer, if completed, would significantly increase the percentage ownership by Mr. Wattles of the Common Stock, the Board of Directors of the Company appointed a committee of directors who are not officers or employees of the Company (the "Special Committee") to consider the effect of the Offer on the degree of Mr. Wattles' ability to control the affairs of the Company and to advise and make recommendations to the Board of Directors concerning those effects. The Special Committee consists of James N. Cutler, Jr. and Richard A. Galanti, neither of whom are officers or employees of the Company. To assist it in its deliberations, the Special Committee retained independent legal counsel and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as its financial adviser. See Section 14 "Fees and Expenses" for a description of the fees payable to, and certain relationships of the Company with, DLJ.

Background

     The Company does not believe the current market price of the Common Stock reflects the longer-term financial prospects of the Company. On March 13, 1997, the intraday high sale price of the Common Stock as reported on the NNM was $25.875 (the 52-week high price as of the date of this Offer). Since that date, the price of the Common Stock and the related price to earnings ratio of the Company has declined steadily, and on December 5, 1997, the last trading day before announcement by the Company that it was considering the Offer, the last sale price per share of the Common Stock reported on the NNM was $9.375. See
Section 6 - "Price Range of Common Stock; Cash Dividends." Over the same period, the Nasdaq Composite Index has risen approximately 25% from 1,292.97 to 1,613.42 and the S&P 500 Stock Index has risen approximately 23% from 793.17 to 973.10. The movement of the price of the Company's Common Stock since March 1997 has substantially tracked the movement of a composite of the stock prices of the other four video retailers whose stock is publicly traded. (The four other publicly traded video retail companies are Moovies, Inc., Movie Gallery, Inc., Video Update, Inc. and West Coast Entertainment Corporation. Blockbuster Entertainment ("Blockbuster") is a division of Viacom, Inc. and is not separately a reporting company.)

     The Company believes it is undervalued, based on the current market price for its Common Stock, in part because of the increasing concern among investors about the long-term viability of the video rental industry, the recent financial performance of other video retailers, including Blockbuster, and the recent financial performance of the Company. Since the Company's initial public offering in July 1993, the Company has disclosed, in registration statements and reports filed with Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended (the

"Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the risks related to possible technological advances or changes in the manner in which movies are marketed, which could have a material adverse effect on the business of the Company. Although the Company does not believe these possible developments represent a near-term competitive threat to its business, it also believes certain of its shareholders are increasingly concerned about the long-term viability of the video rental industry. See
Section 7 - "Certain Information Concerning the Company - Certain Considerations Competition and Technological Obsolescence." Accordingly, management of the Company began to consider possible transactions, including a repurchase of Common Stock, designed to increase shareholder value.

     During the late summer and early fall of 1997, Mr. Wattles was contacted by personnel from several investment banking firms and other financial institutions with respect to his or the Company's possible interest in various transactions, including the possible acquisition of the Company in a leveraged going-private transaction and with respect to the financing of a recapitalization of the Company involving the repurchase of a substantial portion of its outstanding Common Stock after which the Company would continue to have significant public float. Mr. Wattles and other Company personnel met with certain of these institutions and provided them with limited financial information about the Company. The inquiries regarding the possible acquisition of the Company did not result in any specific proposal, and the Company declined to pursue any proposal that would eliminate the public market for the Company's Common Stock.

     The Company continued to review alternative proposals from various financial institutions, including the Purchasers, with respect to the financing of a repurchase of a significant portion of the outstanding Common Stock at a premium to then current market prices. Certain of these proposals involved the placement of junior debt securities to the Purchasers and a concurrent public offering of other high yield mezzanine securities that would be managed by other investment banking firms. Ultimately, the Company determined to work with the Purchasers, as described below, to develop a proposal under with the Purchasers would provide all of the debt financing needed to consummate the Offer.

     In early November 1997, management of the Company informally advised the directors of the Company that management expected to propose to the Board of Directors a recapitalization of the Company by means of a self-tender offer financed by borrowings from the Purchasers. On Friday, November 14, 1997, the Board of Directors of the Company met, management described generally the proposed transaction, and the directors unanimously voted to appoint Messrs. Cutler and Galanti to the Special Committee. Over the following weekend, the Special Committee hired Perkins Coie, Portland, Oregon, as legal counsel to the Special Committee and later hired DLJ as its financial adviser. Over the next month, at various meetings held in person and by telephone conference, the Special Committee, directly and through its advisers, reviewed pro forma financial information of the Company reflecting the Offer and the terms of the Financing, reviewed historical and projected financial data, including projections based on various scenarios proposed by management as well as projections based on circumstances suggested by the Special Committee and its advisers, discussed and reviewed the proposed terms of the Financing, reviewed proposed restrictions on share voting and ownership by Mr. Wattles, and reviewed the proposed contents of this Offer to Purchase.

     At a meeting held on December 1, 1997, management of the Company made a presentation concerning the proposed transaction to the Special Committee. Present at that meeting were the entire

Board of Directors, Company management personnel, including the Chief Executive Officer, the President, the General Counsel, and the Chief Financial Officer, the Company's outside general legal counsel, legal counsel to the Special Committee, representatives of DLJ, together with legal counsel for DLJ, representatives of the Purchasers, and its outside legal counsel. The presentation and the materials provided to the participants included information with respect to the business rationale for the proposed transaction, an overview of the proposed transaction, pro forma financial analyses, potential transaction benefits, a draft term sheet from the Purchasers for the financing, certain cash flow analyses, proposed restrictions on share voting and ownership by Mr. Wattles and data related to the average price and volume of the Common Stock and its historical price performance. At the conclusion of this presentation, the Special Committee and its advisers questioned management financial personnel about various matters outside of the presence of Mr. Wattles and other management personnel and the Company's legal counsel.

     On December 7, 1997, in connection with the initial public announcement by the Company of its consideration of the proposed transaction, the Company entered into an agreement with the Purchasers (the "Letter Agreement") pursuant to which the Company agreed to work with the Purchasers on an exclusive basis through December 31, 1997 in connection with the possibility of the Purchasers' provision of financing for the transactions being considered, to reimburse the Purchasers' expenses subject to an aggregate cap of $375,000, to pay certain of the transaction fees contemplated by the Commitment Letter and certain other matters. This Letter Agreement has been superseded and replaced by the Commitment Letter issued by the Purchasers described herein under Section 8 - "Source and Amount of Funds."

     A joint meeting of the Special Committee and the Board of Directors was held on December 17, 1997. The Special Committee and its legal counsel discussed and negotiated possible restrictions on the share ownership and voting rights of Mr. Wattles. The Board confirmed its commitment to establishing and maintaining a board of directors with a majority of independent directors. The completion of the Offer would result in an increase in the percentage of the Common Stock owned by Mr. Wattles, and could result in his ownership of up to approximately 56% of the Common Stock immediately following the Offer (before giving effect to outstanding employee stock options and the warrants to be issued to the Purchasers in connection with the Financing). To address concerns of the Special Committee, Mr. Wattles agreed to restrictions on the ownership, voting and sale of his Common Stock so that, after giving effect to the Offer, the voting and control rights of all shareholders would be protected. After negotiation between Mr. Wattles and the Special Committee, Mr. Wattles agreed to the restrictions summarized in the following paragraph.

     Upon completion of the Offer, Mr. Wattles will enter into a Share Ownership, Voting and Co-Sale Agreement with the Company (the "Wattles Voting Agreement"), pursuant to which he will agree not to acquire Common Stock other than from the Company if, as a result, shares of Common Stock owned by Mr. Wattles shall exceed 11,124,600 (representing his current ownership). In addition, Mr. Wattles will agree to certain limitations on his right to transfer shares of Common Stock held by him following the Closing and will agree to provide a right of co-sale to all other holders of Common Stock and holders of the Warrants in the event of certain private sales of Mr. Wattles' Common Stock. Mr. Wattles will also agree to vote any shares of Common Stock beneficially owned by him and representing in excess of 31.2% (representing his current ownership plus his outstanding options) of the outstanding Common Stock of the Company in the same proportions as the votes actually cast by shareholders other than Mr. Wattles, excepting abstentions.

     At the request of the Special Committee, the Company will amend its bylaws to provide that a majority of the Board will be independent, as determined by the independent directors. For all vacancies, including the vacancy created upon the increase in the size of the Board following completion of the Offer, Mr. Wattles will present a candidate to the Board's Nominating Committee, which will be composed of Mr. Wattles and all non-employee directors, for filling the vacancy. Subject to the reasonable objection of the Nominating Committee as to the candidate's qualifications and the condition that the candidate is independent, the candidate will be nominated or considered for election as a director. If Mr. Wattles does not present a reasonably acceptable candidate within six months of the creation of an independent director vacancy, the Nominating Committee will select a candidate for election or consideration to fill the vacancy. Pursuant to the Wattles Voting Agreement, Mr. Wattles will vote all of his shares below 31.2% of the outstanding common stock in favor of independent director-nominees that are selected in accordance with the new Bylaw provisions, except in circumstances where he determines, reasonably and in good faith, that the nominee is not qualified to be a director. See Section 10 - "Transactions and Arrangements Concerning the Common Stock."

     At the December 17 meeting, DLJ made a presentation to the Board of Directors, including the Special Committee. As part of its analysis, DLJ analyzed the impact of the Financing on the Company's capitalization as estimated for December 31, 1997. In addition, using the Company's projected financial results, DLJ analyzed the impact of the Financing on such projected financial results, and in particular DLJ analyzed the impact of the Financing on the Company's projected earnings per share and on the Company's projected credit statistics (including the ratios of (i) cash flow to interest expense, (ii) cash flow less capital expenditures to interest expense, (iii) and indebtedness to cash flow). At the direction of the Company and the Special Committee, DLJ analyzed the impact of varying certain of the assumptions underlying the Company's financial projections. Using the Company's projected financial results, DLJ analyzed the expected returns to the holders of the Notes and the Warrants (as a single group). DLJ analyzed (i) the results of past self tender offers, (ii) the terms and trading prices of certain publicly traded debt securities of selected comparable companies (recognizing that the Notes are not and will not initially be publicly traded debt securities), and (iii) the historical performance of the Company's stock price, selected publicly traded companies' stock prices and the S&P 500 Stock Index.

     In evaluating the Offer and the related transactions, the Board considered managements's belief that the recent financial performance of the Company's competitors in the video industry generally and of Blockbuster in particular can be attributed to company - specific factors affecting those companies rather than technological advances or changes in the industry. The factors include, in the case of Blockbuster, recent changes with respect to management personnel, product mix, distribution facilities and headquarters location. The Board also considered management's view that many of the Company's investors see the financial performance of the video retail companies as an indication that the entire video retail industry is beginning to suffer inroads from competing movie distribution technologies. Furthermore, the Board weighed management's belief that any report by the Company of disappointing operating results, such as comparable store revenue numbers, may be perceived by many of the Company's investors as evidence of fundamental industry deterioration, rather than being attributed to factors such as the quality of new releases from the movie studios or weather patterns. The Company believes, after the Offer is complete, it will have sufficient cash flow and access to other sources of capital to fund the Operating Subsidiary's working capital needs and provide for its current capital expenditure requirements, including the costs of opening approximately 400 new superstores in 1998. These factors, the Board believes, make this an attractive time to repurchase a significant portion of the Company's Common Stock.

     Based on the DLJ presentation, the recommendation of the Special Committee and all other factors considered, the Board of Directors unanimously approved the making of the Offer, the Financing, the Reorganization (described below) and the related transactions, agreements and arrangements.

     The Offer price of $11.00 per share was principally determined by the Company's desire to offer a sufficient premium over current market prices to result in the tender of at least the minimum number of shares of Common Stock. The maximum number of shares sought by the Company in the Offer was determined by the Company's desire to obtain substantial potential long-term increase in earnings per share and cash flow per share consistent with the Company's anticipated ability to service and ultimately repay the debt incurred in the Financing.

     The Company believes the Offer presents an opportunity for those shareholders who would like to reduce their exposure to the risks of the video rental industry to do so at a premium to recent market prices for the Common Stock, while those shareholders who are more confident in the future of the industry, in general, and of the Company, in particular, can increase their percentage ownership of the Company without the commitment of additional funds.

     The indenture pursuant to which the Company issued the Senior Notes and the Credit Agreement each contain covenants that effectively prohibit the Company from incurring the additional indebtedness necessary to finance the Offer. The Company believes it will be able to obtain an amendment to the Credit Agreement or to replace the Credit Agreement with a new revolving credit facility to permit the Financing, but the Company believes obtaining such an amendment to the Senior Notes indenture is not practicable. Consequently, to facilitate the Financing for the Offer, the Board of Directors has approved a reorganization pursuant to which the Company's corporate structure will become that of a publicly traded holding company (the "Holding Company"), with substantially all of the operating assets and the liabilities (other than the liabilities associated with the Financing) of the Company contributed to and assumed by a newly established, wholly owned subsidiary of the Company (the "Operating Subsidiary") through which the Company's business will be conducted (the "Reorganization"). Following the Reorganization, the Credit Agreement and the Senior Notes will remain in place at the Operating Subsidiary level, and the publicly traded Holding Company will, subject to the terms and conditions of the Commitment Letter, issue the Notes to the Purchasers to provide financing for the Offer. (The Holding Company will remain liable for the payment of principal of and interest on the Senior Notes.) See Section 8 - "Source and Amount of Funds" and Section 9 - "The Purpose of the Offer; Certain Effects of the Offer."

     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF THE OFFER. NEITHER THE BOARD OF DIRECTORS NOR THE COMPANY, HOWEVER, MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS OR EXECUTIVE OFFICERS INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

     Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The Company will pay all fees and expenses of the Depositary, and Georgeson & Company, Inc., which is acting as Information Agent (the "Information Agent") incurred in connection with the Offer. See Section 14 - "Fees and Expenses."

     THE OFFER IS CONDITIONED UPON A MINIMUM OF 8,045,454 SHARES BEING PROPERLY TENDERED AND NOT WITHDRAWN AND IS SUBJECT TO CERTAIN OTHER CONDITIONS, INCLUDING RECEIPT OF PROCEEDS OF THE FINANCING DESCRIBED HEREIN. The Company reserves the right to waive any one or more of the conditions to the Offer. See Section 12 - "Certain Conditions of the Offer."

     As of November 30, 1997 there were 36,786,346 shares of Common Stock issued and outstanding. In addition, as of that date, an aggregate of 6,300,946 shares were reserved for issuance pursuant to the exercise of outstanding stock options (the "Options") under the Company's 1993 Stock Incentive Plan and 1997 Employee Nonqualified Stock Option Plan. The Company is not offering to purchase any of the Options. Holders of Options who wish to sell shares of Common Stock issuable upon exercise of the Options must first exercise the Options in accordance with the terms and provisions thereof. The maximum 16,818,181 Shares that the Company is offering to purchase represents approximately 46% of the shares of Common Stock outstanding at November 30, 1997, and approximately 70% of such outstanding Shares of Common Stock are not held by Mr. Wattles.

     If, before the Expiration Date (as defined herein), more than 16,818,181 Shares are properly tendered and not withdrawn, the Company will buy Shares on a pro rata basis from all shareholders who properly tendered Shares. The Company will return all Shares not purchased pursuant to the Offer, including Shares not purchased because of proration. See Section 1 - "Terms of the Offer; Expiration Date."

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                    THE OFFER

     1. Terms of the Offer; Expiration Date.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Company will purchase up to 16,818,181 Shares of Common Stock that are validly tendered on or prior to the applicable Expiration Date and not withdrawn as permitted by the withdrawal rights set out in Section 4 - "Withdrawal Rights" ("Withdrawal Rights"). The Offer is conditioned upon the minimum of 8,045,454 Shares being tendered and not withdrawn in accordance with Withdrawal Rights and is subject to certain conditions of the Offer specified in
Section 12 hereof. The term "Expiration Date" means 12:00 Midnight, Eastern time, on January 23, 1998, unless and until the Company, in its sole discretion, extends the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, will expire.

     If the Offer is oversubscribed, Shares tendered before the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

     THE OFFER IS CONDITIONED UPON SATISFACTION OF CERTAIN CONDITIONS SET FORTH IN SECTION 12 - "CERTAIN CONDITIONS OF THE OFFER."

     Subject to the applicable rules and regulations of the Commission, the Company also reserves the right, in its sole discretion, at any time and from time to time, to (i) terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders, (ii) delay acceptance for payment or, regardless of whether such Shares were theretofore accepted for payment, payment for any Shares, (iii) waive any condition or otherwise amend the Offer in any respect, (iv) extend the Offer and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended, in each case by giving oral or written notice of such termination, delay, waiver, amendment or extension to the Depositary. IN NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, WHETHER OR NOT THE COMPANY EXERCISES ITS RIGHT TO EXTEND THE OFFER.

     There is no assurance that the Company will exercise its right to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law, which requires that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change, and without limiting the manner in which the Company may choose to make any public announcement, the Company will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 13e-4(a)(3) under the Exchange Act.

     If the Company extends the Offer or if the Company is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to Withdrawal Rights. The ability of the Company to delay the payment for Shares that the Company has accepted for payment, however, is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that a company pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such company's offer.

     If the Company makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in the percentage of securities sought or a change in price, will depend upon the facts and circumstances, including the relative materiality of the changes or information.

     If, prior to the Expiration Date, the Company increases or decreases the number of Shares being sought or increases or decreases the price to be paid for the Shares, such increase or decrease would be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and if, at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer would be extended at least until the expiration of such ten business day period.

     All Shares purchased pursuant to the Offer will be purchased at the Offer Price, net to the seller in cash.

     If the number of Shares properly tendered and not withdrawn prior to the Expiration Date is greater than or equal to 8,045,454 and less than or equal to 16,818,181 Shares, the Company, upon the terms and subject to the conditions of the Offer, will purchase at the Offer Price all Shares so tendered and not withdrawn.

     If the number of Shares properly tendered and not withdrawn prior to the Expiration Date is greater than 16,818,181 Shares, the Company, upon the terms and subject to the conditions of the Offer, will accept for purchase all Shares properly tendered and not withdrawn prior to the Expiration Date on a pro rata basis (with adjustments to avoid purchases of fractional Shares).

     If proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. The Company will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors.

     All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration and Shares tendered and withdrawn, will be returned to the tendering shareholders at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be up to approximately seven business days) following the Expiration Date or as promptly as practicable following withdrawal, as the case may be.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Common Stock as of December 22, 1997 and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Common Stock.

     2. Acceptance for Payment and Payment for Shares.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Company will accept for payment, and will pay for up to 16,818,181 Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4 - "Withdrawal Rights") promptly (subject to possible delay in the event of proration) after the Expiration Date. See Section 1 - "Terms of the Offer; Expiration Date" and Section 12 - "Certain Conditions of the Offer." The Company reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the requirements of Rule 13e-4(f)(5) referred to above, payment for, Shares until the conditions to the Offer have been satisfied and to comply in whole or in part with any applicable law.

     For purposes of the Offer, the Company will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Company gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Company and transmitting such payments to shareholders whose Shares have been accepted for payment. In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date. The Company does not expect to be able to announce the final results of any such proration until approximately seven business days after the Expiration Date. IN NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, REGARDLESS OF ANY DELAY IN MAKING THE PAYMENT AFTER THE EXPIRATION DATE.

     In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility"), pursuant to the procedure set forth in Section 3 - "Procedure for Tendering Shares," (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or any Agent's Message in connection with a book entry transfer, and (iii) any other documents required by the Letter of Transmittal.

     If any tendered Shares are not accepted for payment for any reason, including Shares not purchased due to proration, certificates evidencing unpurchased Shares will be returned, without expense, to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 "Procedure for Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or exemption therefrom is submitted. See Instruction 6 of the Letter of Transmittal.

     3. Procedure for Tendering Shares.

     Valid Tender. For a shareholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with book entry transfers, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the certificates evidencing tendered Shares ("Share Certificates") must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry

Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedure described below.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message (as defined below), and any other required documents must in any case be received by the Depositary set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Signature Guarantees. Signatures on Letters of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a bank or trust company having an office or correspondent in the United States (each of the foregoing being referred to as an "Eligible Institution"), except no signature guarantee is required where Shares are tendered (i) by the registered holder(s) thereof (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities' system whose name appears on a security position listing as the owner of the Shares) who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or Share Certificates not accepted for payment or not tendered are to be returned, to a person other than the registered holder(s), the Share Certificates, as the case may be, must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on such certificates, with the signature(s) on such certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

     A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR A FACSIMILE THEREOF) MUST ACCOMPANY EACH DELIVERY OF SHARE CERTIFICATES TO THE DEPOSITARY.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's Share Certificates are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided all of the following conditions are satisfied:

     (i)  such tender is made by or through an Eligible Institution;

     (ii) a properly completed and duly executed Notice of Guaranteed Delivery is received by the Depositary, as provided below, on or prior to the Expiration Date; and

     (iii) the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the NNM is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

     Determination of Validity. For any tender of Shares to be valid, it must be in proper form. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Company's determinations with regard to compliance with the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Stock Options. As of November 30, 1997, 6,300,946 shares of Common Stock were reserved for issuance pursuant to the exercise of the Options. The Company is not offering to purchase any of the Options. Holders of Options who wish to participate in the Offer must first exercise such Options, in accordance with the terms and provisions thereof. NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR THE COMPANY MAKES ANY RECOMMENDATION TO ANY HOLDER OF OPTIONS AS TO WHETHER TO EXERCISE ANY OR ALL SUCH OPTIONS OR AS TO WHETHER TO TENDER ANY OR ALL SHARES ISSUABLE UPON SUCH EXERCISE.

     Tendering Shareholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person's own account unless at the time of tender and at the Expiration Date such person has a "net long position" equal to or greater than the amount tendered in (i) the Shares and will deliver or cause to be delivered such Shares for the purpose of such tender to the Company within the period specified in the Offer or (ii) other securities immediately convertible into, exercisable for or exchangeable into Shares ("Equivalent Securities") and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of such tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder's representation and warranty to the Company that (i) such shareholder has a "net long position" in Shares or Equivalent Securities being tendered within the meaning of the Rule 14e-4, (ii) such tender of Shares complies with Rule 14e-4 and (iii) such tendering shareholder accepts the terms and conditions of the Offer. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer.

     TO AVOID BACKUP WITHHOLDING OF FEDERAL INCOME TAX WITH RESPECT TO PAYMENT TO CERTAIN SHAREHOLDERS OF THE OFFER PRICE FOR THE SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH SHAREHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 10 OF THE LETTER OF TRANSMITTAL.

     4. Withdrawal Rights.

     Except as otherwise provided in this Section 4 - "Withdrawal Rights," tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after February 23, 1998.

     For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) of the registered holder(s), if different from that of the person(s) who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial number shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3 - "Procedure for Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, whose determination will be final and binding. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 - "Procedure for Tendering Shares."

     5. Certain Federal Income Tax Consequences.

     The following discussion summarizes the principal federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code"), associated with the Offer, assuming the Offer is completed as contemplated herein. This summary does not purport to be comprehensive, does not describe all potentially relevant tax considerations and does not discuss state, local or foreign tax laws.

     Under Section 302 of the Code, a sale of Shares pursuant to the Offer will, as a general rule, be treated as a sale or exchange if the receipt of cash upon such sale (i) is "substantially disproportionate" with respect to the shareholder, (ii) results in a "complete redemption" of the shareholder's interest in the Company or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder. If any of those three tests is satisfied, a tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder pursuant to the Offer and the shareholder's tax basis in the Shares sold pursuant to the Offer. If a shareholder holds Shares with different adjusted bases, and tenders only some of his or her Shares, gain or loss will be computed using the adjusted basis of the Shares actually tendered. Recognized gain or loss will be capital gain or loss, assuming the Shares are held as capital assets. The rate at which any such gain will be taxed to non-corporate shareholders will, as a general matter, depend upon the shareholder's holding period in the Shares. If a non-corporate shareholder has net capital gain for his or her taxable year in which the gain is recognized and such shareholder's holding period for the Shares is more than 18 months, either a 20 percent or a 10 percent capital gains rate generally will apply to such gain, depending on the amount of taxable income of such shareholder for such year. If the non-corporate Shareholders' holding period for the Shares is more than 12 months, but not more than 18 months, a 28 percent tax rate generally will apply to such gain. If the shareholder's holding period for the Shares is 12 months or less, such gain will be taxed in the same manner as ordinary income.

     In determining whether any of the tests under Section 302 of the Code is satisfied, shareholders must take into account not only the Shares they actually own, but also Shares they are deemed to own pursuant to the constructive ownership rules of Section 318 of the Code. Pursuant to those constructive ownership rules, a shareholder is deemed to own the Shares actually owned, and in some cases constructively owned, by certain related individuals or entities, and any Shares that the shareholder has the right to acquire by exercise of an option or by conversion or exchange of a security.

     The receipt of cash will be "substantially disproportionate" with respect to a shareholder if the percentage of the outstanding Shares actually and constructively owned by the shareholder immediately following the sale of Shares pursuant to the Offer (treating as no longer outstanding all Shares purchased pursuant to the Offer) is less than 80% of the percentage of the outstanding Shares actually and constructively owned by such shareholder immediately before the sale of Shares pursuant to the Offer (treating as outstanding all Shares purchased pursuant to the Offer). Shareholders should consult their tax advisers with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

     The receipt of cash by a shareholder will result in a "complete redemption" of the shareholder's interest in the Company if either (i) all the Shares actually and constructively owned by the shareholder are sold pursuant to the Offer or (ii) all the Shares actually or constructively owned by the shareholder, except those constructively owned as the result of attribution of Shares owned by members the shareholder's family, are sold pursuant to the Offer and the shareholder is eligible to waive and does effectively waive attribution of all Shares owned by members of the shareholder's family in accordance with
Section 302(c) of the Code.

     Even if the receipt of cash by a shareholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, such shareholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the shareholder's sale of Shares pursuant to the Offer results in a "meaningful reduction" in the shareholder's proportionate interest in the Company. Whether the receipt of cash by a shareholder will be "not essentially equivalent to a dividend" will depend upon the individual shareholder's facts and circumstances. In certain circumstances, even a small reduction in a shareholder's proportionate interest may satisfy the test. For example, the Internal Revenue Service has indicated in a published ruling that a 3.3% reduction in the proportionate interest of a small minority (substantially less than 1%) shareholder in a publicly held corporation who exercises no control over corporate affairs constitutes such a "meaningful reduction." Shareholders expecting to rely upon the "not essentially equivalent to a dividend" test should, therefore, consult their tax advisers as to its application in their particular situations.

     It may be possible for a tendering shareholder to satisfy one of the above three tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by such shareholder but are not purchased pursuant to the Offer. Correspondingly, a tendering shareholder may not be able to satisfy one of the above three tests because of contemporaneous acquisitions of Shares by such shareholder or a related party whose shares would be attributed to such shareholder. Furthermore, even if a shareholder tenders sufficient shares to satisfy one or more of the three tests under Section 302, such shareholder still may not satisfy any of such tests if the Offer is oversubscribed and only a pro-rata number of the shares tendered by such shareholder are purchased pursuant to the Offer. Shareholders should consult their tax advisers regarding the tax consequences of such sales or acquisitions in their particular circumstances.

     If none of the three tests under Section 302 is satisfied, then, to the extent the Company has sufficient earnings and profits, the tendering shareholder will be treated as having received a dividend includible in gross income in an amount equal to the entire amount of cash received by the shareholder pursuant to the Offer (without regard to gain or loss, if any). To the extent the cash received by the shareholder exceeds the Company's earnings and profits, it will be applied against and reduce the adjusted basis the shareholder has in all his or her Shares and, to the extent the cash exceeds such adjusted basis, it will be treated as gain from the sale or exchange of property.

     In the case of a corporate shareholder, if the cash paid is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations and may not be available if the corporate shareholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock." Generally, if a dividends-received deduction is available, it is expected that the dividend will be treated as an "extraordinary dividend" under Section 1059(a) of the Code, in which case such corporate shareholder's tax basis in Shares retained by such shareholder would be reduced, but not below zero, by the amount of the nontaxed portion of the dividend. Any amount of the nontaxed portion of the dividend in excess of the shareholder's basis would generally be currently taxed as gain from the sale of such Shares. However, if a redemption of Shares from a corporate shareholder pursuant to the Offer is treated as a dividend as a result of the shareholder's constructive ownership of other Shares that it has an option or other right to acquire, the portion of the extraordinary dividend not otherwise taxed because of the dividends-received deduction would reduce the shareholder's adjusted tax basis only in its Shares sold pursuant to the Offer, and any excess of such non-taxed portion over such basis would be currently taxable as gain on the sale of such Shares.

     The Depositary will withhold federal income taxes equal to 30% of the gross payments payable to a foreign shareholder or his agent unless the Depositary determines that a reduced rate of withholding is available pursuant to a tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business in the United States. For this purpose, a foreign shareholder is a shareholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof or (iii) any estate or trust the income of which is subject to United States federal income taxation regardless of the source of such income. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign shareholder must deliver to the Depositary a properly completed Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly executed form 4224. The Depositary will determine a shareholder's status as a foreign shareholder and eligibility for a reduced rate of, or an exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding

(e.g., Form 1001 or Form 4224) unless facts and circumstances indicate that such reliance is not warranted. A foreign shareholder who has not previously submitted the appropriate currently effective certificates or statements with respect to a reduced rate of, or exemption from, withholding for which such shareholder may be eligible should consider doing so in order to avoid overwithholding. A foreign shareholder may be eligible to obtain a refund of tax withheld if such shareholder meets one of the three tests for capital gain or loss treatment described above or is otherwise able to establish that no tax or a reduced amount of tax was due.

     The foregoing discussion may not apply to Shares acquired pursuant to certain compensation arrangements with the Company.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING SHAREHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER AND THE EFFECT OF THE CONSTRUCTIVE STOCK OWNERSHIP RULES MENTIONED ABOVE.

     6. Price Range of Common Stock; Cash Dividends

     The Common Stock is traded principally in the over-the-counter market and is reported on the NNM under the symbol "HLYW." The following table sets forth, for the quarters indicated, the high and low sales prices as reported on the NNM.

                                                       High            Low
1995:
  First Quarter........................................$18.25         $11.25
  Second Quarter....................................... 23.13          15.00
  Third Quarter........................................ 35.00          19.00
  Fourth Quarter....................................... 28.63           7.38

1996:
  First Quarter........................................$14.25          $6.25
  Second Quarter....................................... 19.00          13.13
  Third Quarter........................................ 22.63          11.75
  Fourth Quarter....................................... 23.63          17.00

1997:
  First Quarter........................................$25.88         $18.25
  Second Quarter ...................................... 25.25          17.50
  Third Quarter ....................................... 23.38          11.50
  Fourth Quarter  (through December 22)................ 14.38           8.13

     On December 5, 1997, the last full trading day prior to the announcement by the Company that it was considering the Offer at a price of $11 per share, the last sale price per share of Common Stock reported on the NNM was $9.375. On December 22, 1997, the last full trading day prior to the announcement of the Company's intention to commence the Offer, the last sale price per share of Common Stock reported on the NNM was $9.50. As of November 30, 1997, there were 218 holders of record of Shares.

     The Company has not paid any cash dividends on the Common Stock since its initial public offering in July 1993. As has been the case in the past, the Company anticipates that all future earnings will be retained for development of its business. The indenture relating to the Notes will contain a covenant prohibiting the payment of dividends or stock repurchases by the Company. In addition, the indenture for the Senior Notes and the Credit Agreement contain provisions that will limit the ability of the Operating Subsidiary to pay dividends to the Company, which will be the Company's only source of funds, including for the payment of dividends by the Company to its shareholders and payment of the debt service on the Notes. See Section 7 - "Certain Information Concerning the Company - Certain Considerations - Increased Leverage."

     7. Certain Information Concerning the Company.

General

     The Company owns and operates 837 video retail superstores in 39 states as of November 30, 1997 and is the second largest video retailer in the United States. As part of its goal to build a strong national brand, Hollywood Entertainment has developed a store format and design that captures the bright lights, excitement and energy of the motion picture industry and enables the public to easily identify and recognize Hollywood Video superstores.

     Hollywood Video superstores average approximately 7,500 square feet and typically carry approximately 10,000 titles and 16,000 videocassettes and video games, consisting of many copies of popular new releases and an extensive selection of older or "catalog" movies. Hollywood Entertainment is a category killer in its industry, offering more copies of popular new videocassette releases and more titles than its competitors to achieve greater customer satisfaction and encourage repeat visits. Hollywood Video stores are primarily located in high traffic locations, in stand-alone buildings, at the end of shopping strips or in other highly visible locations.

Recent Developments

     On December 8, 1997, the Company announced that it believed revenue for the three months ending December 31, 1997 would be between $147 million and $153 million and earnings per share would be between $0.14 and $0.20. For the three months ended December 31, 1996, revenue was $97.6 million and net income per share was $0.23. The Company believes the expected increase in revenue for the three months ended December 31, 1997 will result primarily from new store expansion. Although revenue and income from operations are expected to increase in this period, the Company has and will incur additional interest expense associated with the issuance of the Senior Notes. Accordingly, the Company believes net income per share will decrease for the three months ended December 31, 1997 compared to the comparable period in 1996. The Company also announced that it believed adjusted EBITDA, as defined in the indenture for the Senior Notes, would be between $ 23.5 million and $27.5 million for the same period. For the comparable period in 1996, adjusted EBITDA was $18.9 million. The Company believes this increase will result from expected increases in income from operations and depreciation and amortization associated with new store expansion. The Company expects a comparable store revenue increase for the three months ended December 31, 1997 of between 1% and 3%.

Certain Financial Information

     Historical and Pro Forma Financial Information. The tables below set forth summary historical and summary unaudited pro forma consolidated financial information of the Company and its subsidiaries. The summary historical financial information for the nine months ended September 30, 1996 and 1997 and as of September 30, 1997 and for the years ended December 31, 1995 and 1996 and as of December 31, 1996 (other than the ratios of earnings to fixed charges) has been derived from, and should be read in conjunction with, the unaudited condensed consolidated financial statements and notes thereto included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, respectively, (the "Hollywood Financial Statements"), which are hereby incorporated herein by reference. The summary historical financial information is qualified in its entirety by reference to the Hollywood Financial Statements. Copies of the Hollywood Financial Statements may be obtained as described in
Section 15 - "Miscellaneous." The unaudited condensed consolidated financial statements of the Company, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997.

     The following summary unaudited pro forma condensed consolidated financial information should be read in conjunction with the Hollywood Financial Statements. The unaudited pro forma condensed consolidated financial information does not purport to represent what the Company's results of operations or financial position would actually have been if the events described below had occurred as of the dates indicated or what such results of operations or financial position will be for any future periods. In addition, such information has been prepared on the basis of certain estimates and assumptions and do not give effect to any matters other than those described in the notes thereto or in the following paragraphs.

     The following summary unaudited pro forma condensed financial information of the Company gives effect to the Offer as if the Offer occurred as of January 1, 1996 with respect to the unaudited pro forma condensed statement of operations information for the year ended December 31, 1996, and as of January 1, 1997 with respect to the unaudited pro forma condensed statement of operations information for the nine months ended September 30, 1997 and as of September 30, 1997 with respect to the unaudited pro forma condensed balance sheet information. The unaudited pro forma condensed information (i) assumes 8,045,454 Shares (the minimum amount contemplated by the Offer (the "Minimum Offer") are purchased January 1, 1996 with respect to the unaudited pro forma condensed statement of operations information for the year ended December 31, 1996, and January 1, 1997 with respect to the unaudited pro forma condensed statement of operations information for the nine months ended September 30, 1997 and as of September 30, 1997 with respect to the unaudited pro forma condensed balance sheet information, each at a price of $11.00 per Share, with the purchase being financed pursuant to the Financing; (ii) assumes the Reorganization was effected on January 1, 1996 with respect to the unaudited pro forma condensed statement of operations information for the year ended

December 31, 1996, and as of January 1, 1997 with respect to the unaudited pro forma condensed statement of operations information for the nine months ended September 30, 1997 and as of September 30, 1997 with respect to the unaudited pro forma condensed balance sheet information; (iii) assumes the issuance at the completion of the Minimum Offer of $100 million original principal amount of Notes to finance the Minimum Offer and interest on such Notes at 13% per annum, compounded semi-annually and payable in additional Notes, and the amortization over eight years of the expenses of the Minimum Offer in the aggregate amount of $11.5 million; (iv) gives effect to the issuance of the Warrants (as defined herein) to purchase 1.25 million shares of Common Stock at an exercise price of $0.01 per share for a total value of $13.7 million; and (v) gives effect to a combined federal and state income tax rate that takes into account (A) limitations on the deductibility of interest on the Notes under Section 163(e)(5)(A) of the Code and analogous state law provisions and (B) provisions under the tax laws of certain states that limit the ability of the Operating Subsidiary to deduct a portion of the interest payable by the Holding Company.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
                                  MINIMUM OFFER
                (In thousands, except ratios and per Share data)

                                                 Year Ended December 31,
                                             Actual                 Pro Forma
                                       1995          1996    Adjustments      1996
                                       ----          ----    -----------      ----
Income Statement Data
  Revenue .......................   $149,530      $302,342   $   --         $302,342
  Operating income ..............     17,537        38,418     (1,438)(a)     36,980
  Interest expense ..............        490         4,339     13,570 (b)     17,909
  Income (loss) before income tax     18,661        34,282    (15,008)        19,275
  Net income (loss) .............      9,226(6)     20,630    (10,192)(c)     10,438
  Net income (loss) per share ...   $   0.28      $   0.59                  $   0.36
  Weighted average shares
    outstanding(1) ..............     32,962        35,159                    28,741
  Ratio of earnings to
    fixed charges(2) ............       3.09x         2.48x                     1.50x
Balance Sheet Data
  Adjusted working capital(3) ...   $104,622      $150,657
  Total assets ..................    334,660       449,783
  Long-term obligations(4) ......      7,971        82,361
  Shareholders' equity ..........    217,783       274,703
  Book value per share(5) .......   $   6.42      $   7.63


                                                 Nine Months Ended September 30,
                                            Actual                    Pro Forma
                                      1996          1997      Adjustments     1997
                                      ----          ----      -----------     ----
Income Statement Data
  Revenue........................   $204,718      $345,098    $   --        $345,098
  Operating income...............     23,573        37,649     (1,078)(a)     36,571
  Interest expense...............      2,857         7,379     10,178(b)      17,557
  Income (loss) before income tax     20,855        11,681(7) (11,256)           425
  Net income (loss)..............     12,574         6,446(8)  (7,624)(c)     (1,178)
  Net income (loss) per share....   $   0.36     $    0.19                  $  (0.04)
  Weighted average shares
    outstanding(1)...............     34,971        37,873                    28,578
  Ratio of earnings to
    fixed charges(2).............       2.35x         1.38x                     1.00x
Balance Sheet Data
  Adjusted working capital(3)....    155,474      $212,513    $(6,436)      $206,077
  Total assets...................    372,315       590,474     10,422        600,896
  Long-term obligations(4).......     85,549       209,059     86,360        295,419
  Shareholders' equity...........    231,148       292,100    (82,374)       209,726
  Book value per share(5)........   $   6.81      $   7.94                  $   7.00

------------------------

(1) Weighted average shares outstanding include the dilutive effect of stock options and the Warrants, if appropriate for each period presented.
(2) For purposes of computing this ratio, fixed charges consist of interest expense, including amounts capitalized and the amortization of deferred financing fees, and that portion of rental expense that management deems to be a reasonable approximation of interest costs.
(3) Includes videocassette rental inventories, which are otherwise accounted for as noncurrent assets under generally accepted accounting principles because they are not assets that are reasonably expected to be completely realized in cash or sold in the normal business cycle. The Company believes the inclusion of rental inventory in the computation of working capital is meaningful to an understanding of the Company because this inventory generates a substantial portion of the Company's revenues.
(4)  Consists of long-term debt obligations, including current portion.
(5) Pro forma book value per share is calculated as total shareholders equity divided by the number of pro forma shares outstanding at the end of the period, including the 1.25 million Warrants.
(6) Effective January 1, 1995, the Company changed its method of amortizing the cost of videocassette rental inventory. The change in amortization method resulted in a charge to earnings in 1995 totaling $2.6 million, representing the cumulative effect as of January 1, 1995 if the new method had been applied retroactively to all videocassettes in service at that date.
(7) Reflects a pre-tax charge of $18.9 million for settlement of certain litigation in the nine months ended September 30, 1997.
(8) Reflects an extraordinary loss of $563,000, net of tax, associated with the extinguishment of certain debt in the nine months ended September 30, 1997.

                              Notes to Adjustments

(a) Represents the amortization of the Minimum Offer costs of $11.5 million over eight years.

(b) Represents the additional interest expense associated with the issuance at the completion of the Minimum Offer of $100 million principal amount of Notes to finance the Minimum Offer at an interest rate of 13% per annum, compounded semi-annually and payable in additional Notes.

(c) Gives effect to a combined federal and state income tax rate that takes into account (i) limitations on the deductibility of interest on the Notes under section 163(e)(5)(A) of the Code and analogous state law provisions and (ii) provisions under the tax laws of certain states that limit the ability of the Operating Subsidiary to deduct a portion of the interest payable by the Holding Company.

     The following summary unaudited pro forma condensed financial information of the Company gives effect to the Offer as if the Offer occurred as of January 1, 1996 with respect to the unaudited pro forma condensed statement of operations information for the year ended December 31, 1996, and as of January 1, 1997 with respect to the unaudited pro forma condensed statement of operations information for the nine months ended September 30, 1997 and as of September 30, 1997 with respect to the unaudited pro forma condensed balance sheet information. The unaudited pro forma condensed information (i) assumes 16,818,181 Shares (the maximum amount contemplated by the Offer (the "Maximum Offer") are purchased January 1, 1996 with respect to the unaudited pro forma condensed statement of operations information for the year ended December 31, 1996, and January 1, 1997 with respect to the unaudited pro forma condensed statement of operations information for the nine months ended September 30, 1997 and as of September 30, 1997 with respect to the unaudited pro forma condensed balance sheet information, each at a price of $11.00 per Share, with the purchase being financed pursuant to the Financing; (ii) assumes the Reorganization was effected on January 1, 1996 with respect to the unaudited pro forma condensed statement of operations information for the year ended December 31, 1996, and as of January 1, 1997 with respect to the unaudited pro forma condensed statement of operations information for the nine months ended September 30, 1997 and as of September 30, 1997 with respect to the unaudited pro forma condensed balance sheet information; (iii) assumes the issuance at the completion of the Maximum Offer of $200 million original principal amount of Notes to finance the Maximum Offer and interest on such Notes at 13% per annum, compounded semi-annually and payable in additional Notes, and the amortization over eight years of the expenses of the Maximum Offer in the aggregate amount of $15.0 million; (iv) gives effect to the issuance of the Warrants to purchase
2.25 million shares of Common Stock at an exercise price of $0.01 per share for a total value of $24.7 million; and (v) gives effect to a combined federal and state income tax rate that takes into account (A) limitations on the deductibility of interest on the Notes under Section 163(e)(5)(A) of the Code and analogous state law provisions and (B) provisions under the tax laws of certain states that limit the ability of the Operating Subsidiary to deduct a portion of the interest payable by the Holding Company.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION
                                  MAXIMUM OFFER
                (In thousands, except ratios and per Share data)

                                                 Year Ended December 31,
                                             Actual                 Pro Forma
                                       1995          1996    Adjustments      1996
                                       ----          ----    -----------      ----
Income Statement Data
  Revenue .......................   $149,530      $302,342   $   --         $302,342
  Operating income ..............     17,537        38,418     (1,875)(a)     36,543
  Interest expense ..............        490         4,339     27,136 (b)     31,475
  Income (loss) before income tax     18,661        34,282    (29,011)         5,271
  Net income (loss) .............      9,226(6)     20,630    (19,644)(c)        938
  Net income (loss) per share ...   $   0.28      $   0.59                  $   0.05
  Weighted average shares
    outstanding(1) ..............     32,962        35,159                    20,968
  Ratio of earnings to
    fixed charges(2) ............       3.09x         2.48x                     1.09x
Balance Sheet Data
  Adjusted working capital(3) ...   $104,622      $150,657
  Total assets ..................    334,660       449,783
  Long-term obligations(4) ......      7,971        82,361
  Shareholders' equity ..........    217,783       274,703
  Book value per share(5) .......   $   6.42      $   7.63


                                                 Nine Months Ended September 30,
                                            Actual                    Pro Forma
                                      1996          1997     Adjustments     1997
                                      ----          ----     -----------     ----
Income Statement Data
  Revenue........................   $204,718      $345,098   $    --       $ 345,098
  Operating income...............     23,573        37,649     (1,406)(a)     36,243
  Interest expense...............      2,857         7,379     20,352(b)      27,731
  Income (loss) before income tax     20,855        11,681(7) (21,758)       (10,077)
  Net income (loss)..............     12,574         6,446(8) (14,698)(c)     (8,252)
  Net income (loss) per share....   $   0.36     $    0.19                 $   (0.42)
  Weighted average shares
    outstanding(1)...............     34,971        37,873                    19,805
  Ratio of earnings to
    fixed charges(2).............       2.35x         1.38x                       --
Balance Sheet Data
  Adjusted working capital(3)....    155,474      $212,513   $(13,074)     $ 199,439
  Total assets...................    372,315       590,474     13,594        604,068
  Long-term obligations(4).......     85,549       209,059    175,468        384,527
  Shareholders' equity...........    231,148       292,100   (174,948)       117,152
  Book value per share(5)........   $   6.81      $   7.94                 $    5.27

------------------------

(1) Weighted average shares outstanding include the dilutive effect of stock options and the Warrants, if appropriate for each period presented.

(2) For purposes of computing this ratio, fixed charges consist of interest expense, including amounts capitalized and the amortization of deferred financing fees, and that portion of rental expense that management deems to be a reasonable approximation of interest costs. For the nine months ended September 30, 1997, earnings were inadequate to cover fixed charges by $10.4 million; however, the ratio of earnings to fixed charges for such period would have been 1.16x, excluding the effect of a pre-tax charge of $18.9 million relating to the settlement of a securities class action lawsuit.

(3) Includes videocassette rental inventories, which are otherwise accounted for as noncurrent assets under generally accepted accounting principles because they are not assets that are reasonably expected to be completely realized in cash or sold in the normal business cycle. The Company believes the inclusion of rental inventory in the computation of working capital is meaningful to an understanding of the Company because this inventory generates a substantial portion of the Company's revenues.

(4)  Consists of long-term debt obligations, including current portion.

(5) Pro forma book value per share is calculated as total shareholders equity divided by the number of pro forma shares outstanding at the end of the period, including the 2.25 million Warrants.

(6) Effective January 1, 1995, the Company changed its method of amortizing the cost of videocassette rental inventory. The change in amortization method resulted in a charge to earnings in 1995 totaling $2.6 million, representing the cumulative effect as of January 1, 1995 if the new method had been applied retroactively to all videocassettes in service at that date.
(7) Reflects a pre-tax charge of $18.9 million for settlement of certain litigation in the nine months ended September 30, 1997.
(8) Reflects an extraordinary loss of $563,000, net of tax associated with the extinguishment of certain debt in the nine months ended September 30, 1997.

                              Notes to Adjustments

(a) Represents the amortization of the Maximum Offer costs of $15.0 million over eight years.
(b) Represents the additional interest expense associated with the issuance at the completion of the Maximum Offer of $200 million principal amount of Notes to finance the Maximum Offer at an interest rate of 13% per annum, compounded semi-annually and payable in additional Notes.
(c) Gives effect to a combined federal and state income tax rate that takes into account (i) limitations on the deductibility of interest on the Notes under section 163(e)(5)(A) of the Code and analogous state law provisions and (ii) provisions under the tax laws of certain states that limit the ability of the Operating Subsidiary to deduct a portion of the interest payable by the Holding Company.

Certain Projected Financial Information

     The Company does not as a matter of course make public projections as to future financial results. The Company, however, has prepared the projected financial information described below to present certain potential effects of the Maximum Offer. In the Company's view, these projections were prepared on a reasonable basis; this information, however, is not fact and should not be relied upon as necessarily indicative of future results, and readers of this Offer to Purchase are cautioned not to place undue reliance on the projected financial information.

     In the fourth quarter of 1997, in connection with the planning and development of the Offer, management of the Company prepared base case projections of certain financial information for the Company for the five-year period ending December 31, 2002, on both a status quo basis and on a pro forma basis giving effect to the Offer and the Financing. At the request of the Special Committee, management prepared additional projections for the same period but assumed negative comparable store revenue over the period and substantially reduced new store openings. These projections reflect an assumed date of completion of the Maximum Offer of January 1, 1998 (although the Offer is not expected to close until January 23, 1998). The projected information reflects (i) the repurchase and retirement of 16,818,181 Shares, at a price of $11.00 per Share, with the purchase being financed pursuant to the Financing;
(ii) the Reorganization being effected as of January 1, 1998; (iii) the issuance at the completion of the Maximum Offer of $200 million original principal amount of Notes to finance the Maximum Offer and (iv) the other assumptions set forth above under "Historical and Pro Forma Financial Information."

     The projected financial information is based necessarily on various assumptions and cannot take into account all factors that may affect the Company or all decisions the Company may consider or undertake. For the purposes of preparing these projections only, the Company assumed, for the base case, among other things, new store revenue amounts greater than the Company's experience in the nine months ended September 30, 1997 and comparable store revenue increases of 2% on stores open more than 24 months, which is consistent with the Company's historical experience. In addition, the projected financial information assumes the opening of 400 new stores in each of the four years in the period ended December 31, 2001 and no new store openings thereafter. Furthermore, the projected information assumes other expenses, as a percentage of revenue, would decrease slightly over the periods shown, other than advertising expense, which was projected to increase slightly as a percentage of revenue. The downside case assumed lower new store revenue amounts than the base case; comparable store revenue of negative 2% on stores open more than 24 months; and 400 new stores in 1998, 200 new stores in 1999, and no new stores thereafter. Other assumptions were similar to the base case.

     The assumptions and estimates underlying the base case projections prepared by the Company are inherently uncertain and, though considered reasonable by the Company as of the date hereof, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those projected. See Section 7 - "Certain Information Concerning the Company - Certain Considerations." Accordingly, there is no assurance that projected base case results are indicative of the future performance of the Company or that actual results will not be materially higher or lower than these projections. Inclusion of information with respect to these projections in this Offer to Purchase should not be regarded as a representation by any person that the projected results will be achieved.

     The Company does not generally publish its business plans and strategies or make external projections of its anticipated financial position or results of operations. Accordingly, after the expected date of completion of the Offer, the Company does not intend to update or otherwise revise the projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be in error. Furthermore, the Company does not intend to update or revise the projections to reflect changes in general economic or industry conditions. The Company's regular quarterly and annual financial statements and the accompanying discussion and analysis contained in the Company's Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, however, will contain disclosure concerning the Company's actual financial condition and results of operations during the periods covered by the projections.

     Based on the assumptions, and subject to the qualifications, set forth above, 1998 base case earnings per share decrease approximately 12.3% versus the comparable period under the status quo scenario. Under the pro forma base case, the compounded annual growth rate of earnings per share from 1998 to 2002 is 51.9% compared to 36.4% under the status quo scenario. On a cash flow per share basis, the Offer is accretive in 1998, with cash flow per share increasing 13.9% compared to the comparable period under the status quo scenario. The pro forma base case compounded annual growth of cash flow per share from 1998 to 2002 is 47.2% compared to 30.9% under the status quo scenario.

     Projected downside pro forma earnings per share and cash flow per share were substantially less than comparable downside status quo figures.

Certain Considerations

     In evaluating the Offer and in making a decision whether to tender Shares pursuant to the Offer, shareholders of the Company should consider carefully the following information, as well as the information contained in the reports filed by the Company pursuant to the Exchange Act and the other information contained in this Offer to Purchase.

     Increased Leverage. Upon completion of the Offer and the Financing, the Company will have substantially greater amounts of outstanding indebtedness and interest cost. (The Company will not, however, be required to make any cash interest payments on the Notes until 2002.) The Company's level of indebtedness presents an increased level of risk to shareholders compared to the existing capital structure, including the possibility that the Company may be unable to generate cash sufficient to pay the principal of and interest on indebtedness when due. At September 30, 1997, on a pro forma basis after giving effect to the purchase of the maximum number of Shares pursuant to the Offer and the Financing for such purchase, the Company would have had total indebtedness of $384.5 million. In addition, as of that date the Company would have been able to borrow up to an additional $60 million under the Credit Agreement.

     The Company's ability to make principal and interest payments on its indebtedness will be dependent on the Company's future operating performance, including its ability to open new stores and operate those stores profitably, which is itself dependent on a number of factors, many of which are out of the Company's control. An important factor related to Company's ability to make such payments on the Notes is the ability of the Operating Subsidiary to pay dividends and make other distributions to the Company in order for the Company to timely service debt incurred as a result of issuing the Notes, including interest expense on the Notes which must be paid in cash starting in 2002. The Operating Subsidiary's ability to pay dividends and make other distributions to the Company will be limited under the indenture for the Senior Notes and the Credit Agreement to be assumed by the Operating Subsidiary. Other factors include prevailing economic conditions and financial, competitive, regulatory and other factors affecting the Company's business and operations, and may be dependent on the availability of borrowings under the Credit Agreement or other borrowings. Although the Company believes, based on current levels of operations, its cash flow from operations, together with other sources of liquidity, will be adequate to make required payments of principal and interest on its debt, whether at or prior to maturity, finance anticipated capital expenditures and fund working capital requirements, there is no assurance in this regard. If the Company does not have sufficient available resources to repay any indebtedness when it becomes due and payable, the Company may find it necessary to refinance such indebtedness, and there is no assurance that refinancing will be available, or available on reasonable terms.

     Additionally, the Company's level of indebtedness could have a material adverse effect on the Company's future operating performance, including, but not limited to, the following: (i) a significant portion of the Company's cash flow from operations will be dedicated to debt service payments (with respect to the Notes beginning in 2002), thereby reducing the funds available to the Company for other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes or other purposes may be impaired; (iii) the Company's leverage may place the Company at a competitive disadvantage; (iv) the Company's leverage may limit its ability to expand and otherwise meet its growth objectives; and (v) the Company's leverage may hinder its ability to adjust rapidly to changing market conditions and could make it more vulnerable in the event of a downturn in general economic conditions or its business.

     Expansion Strategy. The Company opened its first video superstore in October 1988 and had grown to 25 stores in Oregon and Washington by the end of 1993. In 1994 the Company significantly accelerated its store expansion program, adding 88 new stores (55 of which were acquired) and expanding into California, Texas, Nevada, New Mexico, Virginia and Utah. In 1995 the Company opened 122 new stores, acquired 70 stores and entered major new markets in the midwest, southwest, east and southeast regions of the United States. The Company's expansion strategy is to continue to open stores in regions where it has existing operations and to expand into new geographic regions where it believes it can become a dominant video retailer. The Company opened 250 new stores and closed four stores in 1996 and opened 231 new stores in the nine months ended September 30, 1997. The Company expects to open approximately 174 new stores in the last quarter of 1997 and approximately 400 new stores in 1998. The Company has signed leases for all of these 1997 locations and many of the 1998 locations.

     The Company believes the selection of locations for its stores is critical to the success of its operations. The Company has assembled a new store development team with broad and significant experience in retail tenant development. The majority of the Company's new store development personnel are located in the geographic area for which they are responsible, but all final site approval takes place at the corporate office, where new sites are approved by a committee of senior management personnel. Final approval of all new sites is the responsibility of the Company's Chief Executive Officer. Important criteria for the location of a Hollywood Video superstore include density of local residential population, traffic count on roads immediately adjacent to the store location, visibility and accessibility of the store and availability of ample parking. The Company generally seeks what it considers the most desirable locations, typically locating its stores in high-visibility stand-alone structures or in prominent locations in multi-tenant shopping developments. The Company typically competes for these prime sites with other retailers, banks, restaurants and gas stations. All of the Company's stores are in leased premises; the Company does not own any real estate.

     Uncertain Ability to Achieve and Manage Planned Expansion. The Company's future performance in general, and its ability to repay amounts borrowed to finance the Offer in particular, will depend on its ability to open new stores and to operate these stores profitably. The Company will continue to open stores in markets where it has limited or no operating history. Additionally, the Company has been decreasing the size of its acceptable trade areas primarily through the increased opening of stores in small markets with populations under 40,000 people. The Company has a limited operating history in these smaller markets and may experience lower than anticipated revenue and operating results.

     The Company's expansion is dependent on a number of factors, including its ability to hire, train and assimilate management and store-level employees, the adequacy of the Company's financial resources and the Company's ability to identify and successfully compete in new markets, to locate suitable store sites and negotiate acceptable lease terms and to adapt its purchasing, management information and other systems to accommodate expanded operations. Furthermore, the agreement pursuant to which the Company will issue the Notes will limit the number of new stores the Company will be permitted to open, acquire or lease or prevent the Company from opening, acquiring or leasing any new stores if the average annualized revenues of new stores opened during the four quarters preceding the measurement date was less than certain levels. See Section 8 - "Source and Amount of Funds." If recent trends (based on the average annualized revenue of new stores opened since June 30, 1997) continue, the Company could be prevented by this covenant from opening, acquiring or leasing new stores after June 30, 1998. The Company believes, however, that average annualized revenue of new stores opened since June 30, 1997 have been negatively affected by the reduced number of "hit" new release titles available for rental and sale in this period.

     The size of the Company's store base and the geographic scope of its operations have expanded significantly over the last several years. This expansion has placed and is expected to continue to place increasing pressure on the Company's operating and management controls. The Company has hired a significant number of additional senior management and other personnel to manage this larger store base and has reorganized its operations into four geographic zones, each of which is managed by a senior officer with responsibility for store operations and new store development in the zone. This operating structure is in the early stages of implementation, and there is no assurance it will be effective for managing the Company's expanding operations. In addition, to manage its larger store base and planned expansion, the Company will need to continually evaluate the adequacy of its financial controls, management information systems and distribution facilities. There is no assurance that the Company will adequately anticipate or respond to all of the changing demands that its planned expansion will impose on its infrastructure.

     The Company believes the amounts available for borrowing under the Credit Agreement, together with cash on hand and cash generated from operations, will be sufficient to fund its expansion through at least 1999. The Company's expansion is also dependent on the timely fulfillment by landlords and others of their contractual obligations to the Company, the maintenance of construction schedules and the speed at which local zoning and construction permits can be obtained. There is no assurance that the Company will be able to achieve its planned expansion or that expansion will be profitable. There is also no assurance that the Company's new stores will achieve sales and profitability comparable to the Company's existing stores.

     Competition and Technological Obsolescence. The video retail industry is highly competitive. The Company competes with other local, regional and national video retail stores, including Blockbuster, the dominant video retailer in the U.S., and with supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations and other retailers, as well as with noncommercial sources such as libraries. According to the Video Software Dealers Association, in 1996 there were approximately 27,000 video specialty stores in the U.S. The Company believes approximately 7,200 of these stores were video retail superstores. Some of the Company's competitors have significantly greater financial and marketing resources, market share and name recognition than the Company. Substantially all of the Company's stores compete with stores operated by Blockbuster, most in very close proximity. As a result of direct competition with Blockbuster, rental pricing of videocassettes may become a more significant competitive factor in the Company's business, which could have an adverse impact on the results of operations of the Company.

     The Company also competes with cable, satellite and pay-per-view television systems, in which subscribers pay a fee to see a movie selected by the subscriber. Existing pay-per-view services offer a limited number of movies and are available only to households with a direct broadcast satellite receiver or a cable converter to unscramble incoming signals. Digital compression technology and other developing technologies permit cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies to transmit a much greater number of movies to homes at more frequently scheduled intervals throughout the day on demand. As availability and demand for these services grow, demand for video rentals may decrease. Certain cable and other telecommunications companies have tested and are continuing to test movie on demand services in some markets. "Movie on demand" service would allow a viewer to pause, rewind and fast forward movies. Based on publicly available information, the Company believes these tests have been unsuccessful. The Company also believes movie studios have a significant interest in maintaining a viable movie rental business because the sale of videocassettes to video retail stores represents the largest source of revenue for the studios. In addition, home video provides the only reliable source of revenue on "non-hit" or "B-title" movies which make up the majority of movies produced by the major studios each year. As a result, the Company believes movie studios will continue to make movie titles available to cable television or other distribution channels only after revenues have been derived from the sale of videocassettes to video stores.

     In addition, the Company believes substantial technological developments will be necessary to allow pay-per-view television to match the viewing convenience and selection available through video rental, and substantial capital expenditures will be necessary to implement these systems. In contrast, according to Adams Media Research, 78.8 million, or 82%, of all U.S. television households own a VCR. Although the Company does not believe cable television, video on demand or other distribution channels represent a near-term competitive threat to its business, technological advances or changes in the manner in which movies are marketed, including in particular the earlier release of movie titles to pay-per-view, including direct broadcast satellite, cable television or other distribution channels, could make these technologies more attractive and economical, which could have a material adverse effect on the business of the Company.

     Two new technologies, digital video disk ("DVD") and digital video express ("DIVX"), provide an alternative to the VHS videocassette format and are gaining support among the studios. DVD is currently being promoted as primarily a sell-through product and DIVX, a developing technology which is not yet available, is promoted as a rental product. Both are discs, similar to audio compact discs. The acceptance by consumers of DVD as primarily a sell-through product could lead to a decline in consumer demand for rentals. The Company believes that DVD, if successful, will attain success as both a rental and sell-through format. The DIVX format could allow consumers to rent a movie without requiring a return visit. The DIVX format is a disc encoded to allow viewing for a short number of days through a special player that communicates with a central location. DIVX would allow consumers to keep the disc and pay for each viewing period thereafter with no return required. Additionally, under the DIVX business model retail stores would not run out of stock of new releases. If successful, DIVX may be offered through an increased number of retailers because of the elimination of the need to return the disc. The Company plans to offer through its stores any new retail based technology that is widely accepted by consumers.

     Fluctuations in Future Operating Results. Future operating results may be affected by many factors, including variations in the number and timing of store openings, the performance of new or acquired stores, the quality and number of new release titles available for rental and sale and the expense associated with the acquisition of new release titles, acquisition by the Company of existing video stores, changes in comparable store revenue, additional and existing competition, marketing programs, weather, special or unusual events, seasonality and other factors that may affect retailers in general. In addition, any concentration of new store openings and the related new store pre-opening costs near the end of a fiscal quarter could have an adverse effect on the financial results for that quarter and could, in certain circumstances, lead to fluctuations in quarterly financial results. If the Offer is not completed, the Company will be required to expense substantial transaction costs in the period in which the Offer is abandoned.

     Possible Volatility of Common Stock Price. The market price of the Company's Common Stock has fluctuated substantially since the initial public offering of the Company in July 1993. See Section 6 "Price Range of Common Stock; Cash Dividends." The Common Stock is traded on the NNM, which market has experienced and is likely to experience in the future significant price and volume fluctuations that could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. The Company believes that many factors, including fluctuations in operating results, announcements of new technologies or changes in movie distribution or announcements by the Company or its competitors may cause the market price of the Common Stock to fluctuate, perhaps substantially. These factors, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock. If the Offer is completed, there will be fewer shares of Common Stock outstanding, which could result in reduced liquidity for remaining shareholders and have an adverse affect on the market price of the Common Stock. There is no assurance that the market price of the Company's Common Stock will not, following completion of the Offer, fall below the Offer Price or below the prices that prevailed immediately prior to the announcement that the Company was considering the Offer or commencing the Offer.

     8. Source and Amount of Funds.

     The Company estimates that the total amount of funds required to purchase up to 16,818,181 Shares pursuant to the Offer and to pay fees and expenses related to the Offer will be approximately

$200.0 million. The Company plans to finance the Offer through the issuance of up to $200.0 million in original principal amount of pay-in-kind notes due 2006 (the "Notes") to the Purchasers. The Company has entered into a Commitment Letter with the Purchasers committing the Purchasers to purchase a minimum of $100.0 million and a maximum of $200.0 million in original principal amount of the Notes, subject to the execution of definitive documentation and the satisfaction of certain closing conditions. The date of the Closing of the Offer shall not be later than January 31, 1998 unless the Purchasers otherwise agree (the "Closing").

     The following is a summary of the key terms of the Notes and the Warrants. The Notes will be general unsecured obligations of the Company and are expected to mature on the eighth anniversary of the completion of the Offer. The amount of Notes to be issued will depend upon the amount of Shares repurchased pursuant to this Offer to Purchase. The maximum commitment of the Purchasers is $200.0 million in original principal amount of Notes. At the Closing, the Company will be required to issue at least $100.0 million in original principal amount of the Notes. The minimum and maximum original principal amounts of the Notes to be issued at the Closing will be adjusted ratably with the amount of Shares repurchased pursuant to the Offer. Interest on the Notes will accrue at a rate of 13% per annum payable in cash semi-annually in arrears; provided that on any semi-annual interest payment date on or prior to the four and one-half year anniversary of the Closing Date, the Company will have the option to pay all or any portion of the interest by issuing additional Notes in the principal amount of the interest if the Company elects not to pay in cash. After the four and one-half year anniversary of the Closing Date, all interest on the Notes will be payable in cash semi-annually in arrears. At any time when the Company is in default with respect to payment of any amount due under the Notes, or any other specified event of default shall have occurred and be continuing, interest on the Notes will accrue semi-annually at 2% above the rate otherwise applicable. The Company is permitted to make, at any time after the fourth anniversary of the Closing, in whole or in part, voluntary prepayments at premiums ranging from 106.500% after the fourth anniversary of the Closing and declining to 101.625% in the final year, together with accrued and unpaid interest, if any, to the date of payment. Upon a change of control, the Company will be required to offer to purchase the Notes from each holder thereof within 30 days thereafter at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of payment. After the closing of the sale of the Notes, the holders of at least 25% of the Notes as a group will have a one-time right to demand the Company to register the Notes for resale under the Securities Act of 1933, as amended (the "Securities Act"), subject to certain customary limitations. The Company will also enter into a tax sharing agreement with the Operating Subsidiary pursuant to which the Operating Subsidiary will remit to the Company taxes computed on a separate company basis.

     In connection with its purchase of the Notes, the Purchasers will acquire, at no additional consideration, warrants evidencing the right to purchase between 1.25 million and 2.25 million shares of Common Stock, at a warrant exercise price of $0.01 per share, exercisable at any time prior to the fifth anniversary of the Closing (the "Warrants"). The number of shares of Common Stock issuable pursuant to the Warrants will be based on the original principal amount of the Notes issued in the Financing. After the closing of the sale of the Notes, holders of at least 25% of the Warrants as a group will have a one-time right to demand that the Company register the Common Stock issuable upon exercise of the Warrants for resale under the Securities Act, subject to certain customary limitations, and will have unlimited customary "piggyback" registration rights, subject to customary cutbacks. Each holder of the Warrants will upon exercise of the Warrants for Common Stock participate with other holders of Common Stock in the "tag-along" rights granted to the Company's shareholders pursuant to the Wattles Voting Agreement. As long as the Purchasers and their affiliates own at least 331/3% of the original principal amount of the Notes issued at Closing and 331/3% of the original amount of Warrants or the Common Stock underlying the Warrants the Company will, at the request of the Purchasers, nominate one director to the Company's Board of Directors who has been designated by the Purchasers. The Warrants will be subject to customary anti-dilution protection, including an adjustment in the aggregate number of shares issuable upon exercise of the Warrants in the event that the Company reduces the aggregate exercise proceeds under employee stock options outstanding at the Closing below a threshold reduction amount.

     In connection with the Financing, the Company expects to reimburse the Purchasers for out-of-pocket expenses associated with the Financing, subject to a maximum expense reimbursement of $375,000. The Company also will pay any sales, use or similar taxes arising in connection with the Financing. In consideration of the Purchasers' commitment to purchase the Notes, moreover, the Company will pay the Purchasers (i) a commitment fee of $2 million on execution of the Commitment Letter and (ii) a funding fee equal to 3.5% of the original principal amount of the Notes issued to the Purchasers, less the amount of the commitment fee previously paid pursuant to (i) above, and will pay to Goldman, Sachs & Co. a fee of $2 million if (a) the Offer is completed or (b) if the Notes are not issued, and within one year after the date of the Commitment Letter the Company enters into another transaction involving the acquisition by the Company or another party of 15% or more of the Company's Common Stock or 15% or more of the Company's assets. The Company will also pay other fees and expenses associated with the Financing. The Company has agreed not to solicit or negotiate alternative financing arrangements with respect to the Offer through January 31, 1998. The Company has also agreed to indemnify the Purchasers against certain liabilities, including liabilities under the Securities Act.

     The Commitment Letter provides that conditions to Closing include the following: (i) absence of any change of control of the Company; (ii) if the Closing occurs on or after January 31, 1998, adjusted EBITDA for the fiscal year ending December 31, 1997 as estimated by the Company in good faith being not less than $80 million; (iii) Consolidated Net Indebtedness of the Operating Subsidiary not exceeding $240 million at December 31, 1997; (iv) no change in fully-diluted equity ownership from the structure contemplated by the Commitment Letter and the term sheet annexed to it; (v) issuance at Closing of at least $100 million in original principal amount of Notes; (vi) the Purchasers' satisfaction with the terms and conditions of the Transactions, including the Wattles Voting Agreement; (vii) the Purchasers' reasonable satisfaction with the amendment to the Credit Agreement; and (viii) other customary conditions to Closing. The Commitment Letter also provides for certain covenants, including
(i) that the Company will continue to own all the capital stock of the Operating Subsidiary; (ii) a limitation on indebtedness; (iii) a limitation on provisions restricting dividends by subsidiaries; (iv) a limitation on liens; (v) a limitation on mergers, consolidations and sales of assets; (vi) a limitation on restricted payments; (vii) the Purchasers' reasonable satisfaction with the amendment to the Credit Agreement; (viii) a limitation on investments; (viii) a limitation on sale of assets; and (ix) a limitation on affiliated transactions. The Commitment Letter also contains a covenant which provides the following limitations on the number of new stores that the Company and its Subsidiaries are allowed to open, acquire or lease. Without the prior consent of the holders of a majority in principal amount of Notes at the time outstanding (the "Required Holders"), the Company and its Subsidiaries cannot open, acquire or lease more than 25 stores per quarter if the average annualized revenue from stores opened or acquired by the Company or its Subsidiaries in the preceding four quarters is less than $575,000 per store. If such revenue is below $525,000 per store, the Company and its Subsidiaries shall not open, acquire or lease any new stores unless the Required Holders have agreed otherwise. After the fourth anniversary of the Closing, all limitations on new store openings will terminate if the ratio of the Company's Consolidated Net Indebtedness to Adjusted EBITDA for the trailing four quarter period is less than 4.50, subject to reimposition of such prohibition if the ratio exceeds 4.50 as of any subsequent fiscal quarter end. This covenant also terminates at such time as the Purchasers and their Affiliates own less than 50% of the aggregate principal amount of the Notes. (All the capitalized terms used in this paragraph not otherwise defined in this Offer to Purchase shall have the meaning ascribed to them in the Commitment Letter and the term sheet annexed to it.)

     Upon the completion of the Offer, the Company will be significantly more leveraged than the Company was prior to the completion of the Offer and will have indebtedness that is substantial in relation to its shareholders' equity. As of September 30, 1997, on a pro forma basis after giving effect to the Offer, the Reorganization and the Financing, the Company would have had on a consolidated basis an aggregate of $384.5 million of outstanding indebtedness. See Section 9 - "The Purpose of the Offer; Certain Effects of the Offer; Increased Leverage."

THE OFFER IS CONDITIONED UPON THE RECEIPT BY COMPANY OF THE PROCEEDS OF THE FINANCING DESCRIBED HEREIN. SEE INTRODUCTION AND SECTION 12 - CERTAIN CONDITIONS OF THE OFFER."

     9. The Purpose of the Offer; Certain Effects of the Offer

Purpose

     The purpose of the Offer is (i) to further the Company's long term goal of seeking to increase shareholder value by creating the opportunity, after at least one year, for increases in earnings per share as a result of the reduction in the number of shares of Common Stock outstanding and (ii) provide shareholders who wish to sell at least a portion of their shares of Common Stock the opportunity to do so at a premium to recent market prices without having to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer.

     The Company's Board of Directors has determined that the current financial market conditions, including recent trading prices of the Common Stock, which the Company believes have been adversely affected by concerns about the future of the video retail business in general, make this an attractive time to repurchase a significant number of Shares of Common Stock. The Board made this determination taking into account increased debt leverage and resulting increased interest expense and financing costs and financial and operating constraints associated with the borrowing required to fund the Offer and additional dilution associated with issuance of Warrants contemplated by the Financing. See "Introduction."

     To facilitate the financing for the Offer, the Board of Directors has approved the Reorganization. Following the Reorganization, the Company's existing bank financing and publicly traded debt securities will remain in place at the Operating Subsidiary level, and the publicly traded Holding Company will issue the Notes to the Purchasers in a private placement. See Section 8 - "Source and Amount of Funds." The Company will be required to obtain consents to the Reorganization from the lessors under certain of its store and equipment leases and from its lenders under the Credit Agreement. Although the Company expects to obtain the required consents, if it is unable to obtain such consents, it may be unable to effect the Reorganization and complete the Offer.

     At the request of the Special Committee, the Company has agreed to amend its bylaws to provide that a majority of the Board will be independent, as determined by the independent directors. For all vacancies, including the vacancy created upon the increase in the size of the Board following completion of the Offer, Mr. Wattles will present a candidate to the Board's Nominating Committee, which will be composed of Mr. Wattles and all non-employee directors, for filling the vacancy of an independent director. Subject to the reasonable objection of the Nominating Committee as to the candidate's qualifications and the condition that the candidate is independent, the candidate will be nominated or considered for election as a director. If Mr. Wattles does not present a reasonably acceptable candidate within six months of the creation of a vacancy, the Nominating Committee will select a candidate for election or consideration to fill the vacancy. Pursuant to the Wattles Voting Agreement, Mr. Wattles will vote all of his Shares below 31.2% of the outstanding Common Stock in favor of independent director-nominees that are selected in accordance with the new Bylaw provisions, except in circumstances where he determins, reasonably and in good faith, that the nominee is not qualified to be a director. It is anticipated that the officers of the Company would be reduced to Mark J. Wattles, Chairman, President and Chief Executive Officer, F. Mark Wolfinger, Chief Financial Officer, and Donald J. Ekman, Senior Vice President and General Counsel. It is anticipated that those persons who are now officers of the Company would generally hold the same office with the Operating Subsidiary and that the directors of the Operating Subsidiary would be Mr. Wattles and Mr. Ekman.

Certain Effects of the Offer

     Shareholders who do not tender their Shares pursuant to the Offer and shareholders who otherwise retain an equity interest in the Company as a result of a partial tender of Shares or a proration pursuant to Section 1 - "Terms of the Offer; Expiration Date" will continue to be owners of the Company with the attendant risks and benefits associated with owning the equity securities of the Company.

     Shareholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company and, thus, in the Company's earnings and assets, subject to any risks resulting from the Company's purchase of Shares and the Company's ability to issue additional equity securities in the future. At September 30, 1997, Mark J. Wattles, Chairman and Chief Executive Officer of the Company, was the beneficial owner of 11,124,600 shares of Common Stock, representing approximately 30.2% of the 36,786,346 shares issued and outstanding at that date. Because Mr. Wattles will not tender any of his shares pursuant to the Offer, if the Offer is completed, his percentage ownership of the shares outstanding (before giving effect to outstanding management stock options and the Warrants issued to the Purchasers in connection with the Financing) will increase to between approximately 39% and 56%, depending on the number of shares purchased in the Offer. See Section 10 - "Transactions and Arrangements Concerning the Common Stock."

     The Offer will adversely affect the Company's ability to qualify for pooling-of-interests accounting treatment for any merger transaction for approximately the next two years. As a consequence, acquisitions during this period would need to be accounted for under the purchase method, which would require the amortization of any goodwill as an operating expense of the Company, which could make an acquisition less attractive or impracticable.

     Shares the Company acquires pursuant to the Offer will be restored to the status of authorized and unissued shares and will be available for the Company to issue without further shareholder action (except as required by applicable law or the rules of the NNM or any other securities exchange on which the Common Stock is listed) for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit plans. The Company has no plans for reissuance of the Shares repurchased pursuant to the Offer.

     Upon completion of the Offer and the Financing, the Company will have substantially greater amounts of outstanding indebtedness and interest cost.

     See Section 7 - "Certain Information Concerning the Company - Certain Considerations."

                                  -------------

     NEITHER THE COMPANY, ITS BOARD OF DIRECTORS NOR THE SPECIAL COMMITTEE MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH SHAREHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

     10. Transactions and Arrangements Concerning the Common Stock.

     As of November 30, 1997, the Company's directors and executive officers as a group (7 persons) beneficially owned an aggregate of 11,173,500 shares of Common Stock, representing approximately 30.3% of the outstanding shares of Common Stock, and Mark J. Wattles, the Company's Chief Executive Officer and Chairman of the Board beneficially owned 11,124,600 shares, representing approximately 30.2% of the outstanding shares. Each of the Company's executive officers and directors has advised the Company that he does not intend to tender any shares pursuant to the Offer. As a result, if the maximum number of Shares is purchased pursuant to the Offer, after consummation of the Offer the directors and executive officers as a group will beneficially own approximately 56% of the outstanding shares, and Mr. Wattles will beneficially own approximately 56% of the outstanding shares (before giving effect to outstanding employee stock options and the Warrants issued to the Purchasers in connection with the Financing). If the minimum numbers of shares is purchased, the executive officers and directors as a group will beneficially own approximately 39% of the outstanding shares, and Mr. Wattles will beneficially own approximately 39% of the outstanding shares. As of November 30, 1997 there were 6,300,946 Shares subject to outstanding Options, of which 1,180,500 were subject to outstanding options granted to the Company's executive officers. The Board of Directors anticipates that following the Offer it will review and consider changes to outstanding Options, taking into account the Reorganization, the increased leverage of the Company, incentives needed to attract and retain talented personnel and price of the Common Stock.

     Based on the Company's records and upon information provided to the Company by its directors, executive officers and affiliates, neither the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company nor any associates of any of the foregoing has effected any transactions in the Common Stock during the 40 business days prior to the date hereof.

     Simultaneously with completion of the Offer, Mr. Wattles will enter into the Wattles Voting Agreement with the Company. Under the terms of the Wattles Voting Agreement, Mr. Wattles will agree not to acquire Common Stock other than from the Company if, as a result of such acquisition, the Shares held by Mr. Wattles shall exceed the sum of 11,124,600 shares (representing his current ownership position). In addition, Mr. Wattles will agree to certain limitations on his right to transfer shares of Common Stock held by him at any time prior to the second anniversary or the Closing and will agree to provide a right of co-sale to all other holders of Common Stock and outstanding Warrants in the event of certain private sales of Mr. Wattles' Common Stock to an unaffiliated party, other than a private sale approved by the Board of Directors or to a person who is a professional investor who acquires the shares in the ordinary course of business and not with the purpose or the effect of changing or influencing the control of the Company and who, after such sale, is otherwise a person described in Rule 13d-1(b)(1) under the Exchange Act. Pursuant to this co-sale right, all other holders of Common Stock shall have

20 business days after receipt of notice of the proposed sale by Mr. Wattles of more than 5% of the then outstanding shares of Common Stock of the Company, to participate on a pro rata basis in the sale, subject to the terms and conditions thereof.

     Under the terms of the Wattles Voting Agreement, Mr. Wattles may (i) transfer up to 2,775,000 shares of Common Stock at any time after six months following the Closing or (ii) transfer shares of Common Stock by will or pursuant to applicable laws of descent and distribution. He will also agree to limits on his ability to pledge his shares of Common Stock to secure personal loans. Mr. Wattles will agree to vote any shares of Common Stock beneficially held by him and representing in excess of 31.2% (representing his current ownership position plus options) of the outstanding capital stock of the Company in the same proportions as the votes actually cast by shareholders other than Mr. Wattles, excepting abstentions. The Wattles Voting Agreement will expire eight years following the Closing; the restrictions on the transfer or pledge of Shares by Mr. Wattles will expire two years following the Closing.

     Except as set forth in this Offer to Purchase, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, or any of the executive officers or directors of its subsidiaries, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer of the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding or proxies, consents or authorizations).

     11. Effect of the Offer on the Market for the Common Stock; Registration Under the Exchange Act.

     The purchase of Shares pursuant to the Offer will reduce the number of shares of Common Stock that might otherwise be traded publicly and may reduce the number of shareholders. Nonetheless, the Company anticipates that there will be a sufficient number of shares of Common Stock outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the Common Stock. Based upon published guidelines of the NNM, the Company does not believe its purchase of Shares pursuant to the Offer will cause the Company's remaining Shares to be delisted from the NNM.

     Shares of Common Stock are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this status has the effect of allowing lenders to extend credit to shareholders who wish to use the shares as collateral. The Company believes following the Offer the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's shareholders.

     See Section 7 - "Certain Information Concerning the Company - Certain Considerations - Possible Volatility of Common Stock Price."

     12. Certain Conditions of the Offer.

     Notwithstanding any other condition or provision of the Offer, the Company will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 13e-4(f) under the Exchange Act, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after December 22, 1997, and before the acceptance for payment of such Shares or the payment therefor, any of the following events or facts shall have occurred or exist:

          (a) There shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority, tribunal, instrumentality or agency, domestic, foreign or supranational (each, a "Governmental Entity"), or by any other person, domestic or foreign, before any court or Governmental Entity, that
(i)(A) challenges or seeks to, or is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeks to, or is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by federal securities laws (as in effect on the date of this Offer to Purchase), in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by the Company of the Company on the terms contemplated hereby, or any material development in any such action (B) seeks to obtain material damages or (C) otherwise directly or indirectly relates to the transactions contemplated by the Offer, or (ii) in the sole judgment of the Company, (A) might otherwise materially and adversely affect the Company or any of its affiliates or the value of the Shares or (B) could materially and adversely affect the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or other), operations, licenses, results of operations or prospects of the Company or any of its affiliates or (C) could materially impair the contemplated benefits to the Company of the Offer;

          (b) there shall be any action taken, threatened or pending, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) the Company or any of its affiliates or (ii) the Offer by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, that, in the sole judgment of the Company, might, directly or indirectly, (A) make the acceptance for payment of, or payment for, Shares illegal or otherwise restrict or prohibit completion of the Offer, (B) delay or restrict the ability of the Company, or render the Company unable, to accept for payment, or pay for some or all of the Shares, (C) materially impair the contemplated benefits to the Company of the Offer, (D) change in any material respect the terms of the Offer, (E) materially impair in any way the contemplated future conduct of the business of the Company or (F) result in any of the consequences referred to in clauses (i) and (ii) of paragraph (a) above;

          (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or other), operations, results of operations or prospects of the Company or that, in the sole judgment of the Company, is or may be material to the Company;

          (d) (i) there shall have occurred or been threatened any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States (other than any coordinated trading halt triggered solely by a specified decrease in a market index), (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares, (iii) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or other), operations, results of operations or prospects of the Company or the trading in, or value of, the Shares, (iv) any material percentage change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the sole judgment of the Company, might affect, the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (e) (i) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a solicitation of proxies from the Company's shareholders with respect or related to any proposal for a merger, acquisition or other business combination or acquisition of a material amount of assets involving the Company, shall have been made or publicly proposed to be made by any person, (ii) it shall have been publicly disclosed or the Company shall have otherwise learned that (A)(x) any person, entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have proposed to acquire, or (y) any person, entity or group shall have acquired, beneficial ownership of more than five percent of the outstanding Shares, through the acquisition of stock, the formation of a group or otherwise (other than a person, entity or group which had publicly disclosed such ownership in a Schedule 13D or Schedule 13G (or an amendment thereto) on file with the Commission prior to December 19, 1997, (B) any such person, entity or group that prior to December 19, 1997 had filed such a Schedule 13G or 13D with the Commission has acquired or proposes to acquire, through the acquisition of stock the formation of a group or otherwise, beneficial ownership of an additional one percent or more of the Shares or (C) any person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire the Company or any assets of the Company;

          (f) the Credit Agreement shall not have been amended, or a replacement revolving credit facility shall not have been obtained, in each case to permit the Financing and on terms satisfactory to the Company in its sole judgment;

          (g) the Company shall not receive the proceeds of the Financing described herein for any reason or obtain proceeds of alternative financing on acceptable terms;

          (h) the Company shall be, for any reason, unable to effect the Reorganization on terms satisfactory to the Company in its sole discretion; or

          (i) the Company shall have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, other business combination or acquisition proposal, dispositions of assets other than in the ordinary course, or the Board of Directors of the Company shall have approved any other transaction that, in any such case, in the sole discretion of the Company, makes the Offer inadvisable.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion; provided, however, that the Exchange Act and the rules and regulations promulgated thereunder require that all conditions to the Offer, other than those relating to the receipt of necessary governmental approvals, must be satisfied or waived prior to the Expiration Date. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by the Company concerning the events described in this section and any related judgment by the Company regarding the inadvisability of proceeding with the acceptance for payment or payment for any tendered Shares will be final and binding upon all parties.

     13. Certain Legal Matters; Regulatory Approvals.

     The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of the Shares pursuant to this Offer or of any approval or other action by any Government Entity that would be required for the Company's acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company expects such approval or action would be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment or payment for Shares tendered pursuant to this Offer pending the outcome of any such matter. There is no assurance that any such approval or other action, if needed, could be obtained without substantial delay or conditions, or at all, or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See
Section 12 - "Certain Conditions to the Offer."

     14. Fees and Expenses.

     The Company has retained Continental Stock Transfer and Trust Company to act as Depositary and Georgeson & Company, Inc. to serve as Information Agent in connection with the Offer. The Company will pay each of the Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify each of them against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. The Company will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding material to their customers. The Company will reimburse the Purchasers for certain expenses and pay a fee to Goldman, Sachs & Co., an affiliate of the Purchasers. See Section 8 - "Source and Amount of Funds." Pursuant to a letter agreement, dated December 18, 1997, the Company has paid DLJ a retainer fee of $250,000 and has agreed to pay an additional fee of $150,000 if the Offer or similar transaction is completed. The Company has also agreed to reimburse

DLJ for its out-of-pocket expenses (including the reasonable fees and expenses of its legal counsel not to exceed $50,000) and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws. Under certain circumstances the Company will be required to make additional payments to DLJ. If a share repurchase is completed and, as a result, persons other than Goldman, Sachs & Co. or its affiliates, the Company's management, or parties involved in the repurchase own less than 25% of the Company's outstanding Common Stock on a fully diluted basis, the Company will be required to pay 0.25% of the aggregate value of the outstanding Common Stock of the Company (treating any shares issuable upon exercise of options, warrants or other rights of conversion as outstanding), plus the amount of any debt assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding (the "Enterprise Value") in connection with or alternative share repurchase, less the amounts previously paid as described above. If the Offer is not completed, and an alternative transaction (other than an alternative share repurchase) is completed with a party other than Goldman, Sachs & Co. or its affiliates, the Company will be required to pay 0.50% of the Enterprise Value of the Company, less the amounts previously paid as described above.

     DLJ acted as one of three initial purchasers in the Company's August 1997 offering of the Senior Notes, and affiliates of DLJ are a lender, arranger and administrative agent with respect to the Company's Credit Agreement. In addition, the affiliate of DLJ which is a lender under the Credit Agreement will receive its proportionate share of certain fees to be paid to the lenders in connection with the contemplated amendment of the Credit Agreement.

     In addition to the expenses described above and in Section 8 - "Source and Amount of Funds," the Company expects to pay, in connection with the Offer, aggregate expenses of approximately $5.25 million, including fees in connection with the contemplated amendment of the Credit Agreement, the Schedule 13E-4 filing fee and legal, accounting, printing, and other expenses.

     15. Miscellaneous.

     The Company is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is obligated to file with the Commission periodic reports, proxy statements and other information relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in reports filed with the Commission or in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information may be inspected at the commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the regional offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and 7 World Trade Center, 13th Floor, New York, New York. Copies of such materials should be obtainable, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains an Internet Web Site at http://www.sec.gov. The information also should be available at the offices of the NNM, 1735 K Street N.W., Washington, D.C. 20006-1500.

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     The Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 (including exhibits) pursuant to Rule 13e-4 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule 13E-4 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner described above.

     No person has been authorized to give any information or make any representation on behalf of the Company not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

December 23, 1997                           HOLLYWOOD ENTERTAINMENT CORPORATION

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or his or her broker-dealer, bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:
                   Continental Stock Transfer & Trust Company

         By Mail:                  Facsimile Transmission:     By Hand or Overnight Courier:
                              (for Eligible Institutions Only)

Tender & Exchange Department           (212) 509-5150          Tender & Exchange Department
2 Broadway                                                     2 Broadway
New York, New York 10004                                       New York, New York 10004


                           For Information Telephone:
                                 (212) 509-4000

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below. Shareholders may also contact their brokers, dealers, banks or trust companies or other nominees for assistance concerning the Offer.


                     The Information Agent for the Offer is:

                                    GEORGESON
                                 & COMPANY INC.
                                Wall Street Plaza
                            New York, New York 10005
                 Banks and Brokers call collect: (212) 440-9800

                    All Others Call Toll-Free: (800) 223-2064